December 8, 2023

VIA EMAIL AND EDGAR

Blake Grady
Daniel Duchovny
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	StarTek, Inc. Schedule 13E-3/A filed December 4, 2023 by CSP Management II Limited et al. File No. 005-52745 Revised Preliminary Information Statement filed December 4, 2023 File No. 001-12793

Dear Messrs. Grady and Duchovny:

On behalf of StarTek, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated December 6, 2023, with respect to the above referenced Schedule 13E-3/A and Revised Preliminary Information Statement (the “Comment Letter”). Filed concurrently herewith is Amendment No. 2 to the Schedule 13E-3 (the “Revised Schedule 13E-3”) and Amendment No. 2 to the Preliminary Information Statement (the “Revised Preliminary Information Statement”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Revised Schedule 13E-3 or the Revised Preliminary Information Statement, as applicable.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. All references to page numbers and captions in these responses correspond to the Revised Schedule 13E-3 and the Revised Preliminary Information Statement, as applicable (except for such page numbers and captions included in the Staff’s transposed comments).

Revised Preliminary Information Statement filed December 4, 2023

Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger, page 17

1.
We note your disclosure on page four that for purposes of Houlihan’s opinion, “‘Non- Affiliated Stockholders’ means the holders of Company Common Stock other than Parent and its affiliates (including the Sponsor).” Please address how any filing person relying on the Houlihan opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than all security holders unaffiliated with the company.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that “Non-Affiliated Stockholders”, as defined on page 4 of the Revised Preliminary Information Statement, means holders of Company Common Stock other than Parent and its affiliates (including the Sponsor), and “unaffiliated security holders”, as defined under Rule 13e-3 under the Exchange Act, means any security holder of an equity security subject to a Rule 13e-3 transaction who is not an affiliate of the issuer of such security. The Company therefore respectfully advises the Staff that the universe of security holders that are Non-Affiliated Stockholders fully encompasses, and is broader than, the universe of security holders that are unaffiliated security holders. By way of example, holders of Company Common Stock who are officers or directors of the Company and might be considered affiliates of the Company by virtue of such role, but who are not also affiliated with Parent, are within the universe of Non-Affiliated Stockholders, but would not be considered unaffiliated security holders as defined under Rule 13e-3 under the Exchange Act. Houlihan’s fairness opinion addresses fairness to the broader set of Non-Affiliated Stockholders and therefore fully encompasses all unaffiliated security holders of the Company. As a result, each filing person relying on Houlihan’s fairness opinion was able to reach the fairness determination as to unaffiliated security holders of the Company.

Additionally, the Special Committee considered that holders of Company Common Stock that are affiliates of the Company (other than Parent and its affiliates (including the Sponsor)) are situated substantially similarly to the security holders unaffiliated with the Company generally, including due to the fact that holders of Company Common Stock who are officers or directors of the Company and might be considered affiliates of the Company by virtue of such role will receive the same per share Merger Consideration in respect of their shares of Company Common Stock as the security holders unaffiliated with the Company will receive in respect of their shares of Company Common Stock. Therefore, the Special Committee believed there was no material distinction between the fairness of the Merger to holders of the Company Common Stock that are affiliates of the Company (other than Parent and its affiliates (including the Sponsor)) and the fairness of the Merger to the security holders unaffiliated with the Company generally. The Company has revised the disclosure on page 19 of the Revised Preliminary Information Statement to reflect the same. Each filing person relying on Houlihan’s fairness opinion was also able to reach the fairness determination as to unaffiliated security holders of the Company because of such consideration.

Fees and Expenses, page 41

2.
Refer to prior comment 20, which we reissue. In this respect, please revise the disclosure to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Preliminary Information Statement.

Schedule 13E-3/A filed December 4, 2023

General

3.	Please advise why CSP Management Limited has not been included as a filer and signatory to the Schedule 13E-3 or revise.

Response:

In response to the Staff’s comment, the Company has revised the Schedule 13E-3 to include CSP Management Limited as a filer and a signatory to the Revised Schedule 13E-3.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

cc:	Bharat Rao
StarTek, Inc.

Mukesh Sharda
CSP Management Limited
Stockholm Parent, LLC
Stockholm Merger Sub, Inc.

Robert M. Katz and Sidharth Bhasin
Latham & Watkins LLP